Exhibit 3

José Antonio González

Chief Financial Officer

Centro Roberto Garza Sada

Monterrey, Mexico

Legal disclaimer

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de

C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE.

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

Significant progress in strengthening and de-risking our capital structure

December 2011

Total Reported Debt: $18.1 B Avg. life: 3.8 yrs Debt cash cost: 6.3%

December 2014(1)

Total Reported Debt: $16.4 B Avg. life: 5.6 yrs Debt cash cost: 6.0%

Bank and Public Debt

Convertibles

$ B 8.0

2.6 3.1

2.2 2.3 2.2

2.0 2.0

1.4 1.5

1.2 1.1 1.0 1.0

0.6 0.6 0.7 0.5

0.4 0.2

2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 >2021 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 >2025

1) Gives proforma effect to the payment for $217 M of the 9.0% Notes due 2018 with proceeds from the new bank facility for the same amount. Also reflects payments of $344 M of the 9.0% Notes due 2018, $224 M of the 9.25% Notes due 2020, and $746 M of the Floating Rate Notes due 2015 with proceeds from the new $750 M 6.125% Notes due 2025 and the €550 M 4.375% EUR Notes due 2023. Additionally reflects $200 M new convertible due 2020.

Realized ~$170 M in cash interest savings

Annualized cash interest savings

($ M)

170 20

96

54

2013 2014 2015 YTD Total

Issuance: $2.2 B $5.0 B $1.3 B $8.6 B

Avg. new debt coupon: 6.5% 4.9% 5.3% 5.4%

Avg. retired coupon: 9.5% 7.1% 6.9% 7.7%

$2.9 B of remaining Notes with coupon > 9% could yield additional interest savings

CEMEX will continue being prepared to tap the markets

7.5% CEMEX credit spread

6.52%

6.5% 6.25% 5.875% March 2019 (Bid Yield to Maturity)

5.60%

5.5% 5.15%

4.76% 5.06%

4.5%

450 bps 475 bps

6.50% 7.25%

3.5% 440 bps Dec’19 Jan’21 333 bps 304 bps 355 bps

5.875% 6.00% 6.125%

5.70%

Mar ’19 Apr ’24 May ’25

2.5% Jan’25

1.51%

1.5% 1.75% 1.77% 1.82% 1.72%

1.20% Mid Swaps Benchmark (6 to 4 years)

0.5%

Mar 13 Jun 13 Sep 13 Dec 13 Mar 14 Jun 14 Sep 14 Dec 14

bps = Spread (Difference between Base Rates and Market Yield of CX Notes) % and Date = Yield to Maturity of CX Notes and due date

2014 loan transaction marks CEMEX’s return to bank markets in over 5 years

Amount of Bank Debt outstanding New 2014 bank facility

($ B)

$15.1

68% bank

debt $7.2

$5.0(1) Uncommitted

credit lines

40% bank

Unutilized

debt

21% bank committed

debt credit facility

20092 20122 2014

% Top 13

66% 68% 81%

Banks:

$1.9 B with core banks

4 year avg. life maturity

350 bps with grid (-100 bps)

40% revolver

Relaxed cash management

restrictions

Added flexibility to

operational needs aligned to

business recovery

$1 B uncommitted credit

lines

1) Considers USD 560 M available under revolving credit facility; (2) Prior to bank debt refinancing 6

Effective debt currency mix

$16.4 B $34.9 B $2.7 B

15% 18% 14% EUR EUR-like EUR-like 8% others 13% others 20%

2% ASIA

LATAM 6% LATAM

15% 84% MXN

USD 37% MXN

46% USD

21% USD

(1)

Debt Asset Base EBITDA

Euro-like EBITDA & asset base

match Euro debt

USD debt for U.S. asset base

with growing EBITDA

Preference to fund Mexico,

Latam & Asia with USD

Optimal cash costs over time

Long run cash flows and asset

values in USD

5+ yr debt life and no maturities

in 12-24 months prevent impact

from short term volatility

1) Gives proforma effect to the payment for $217 M of the 9.0% Notes due 2018 with proceeds from the new bank facility for the same amount. Also reflects payments of $344 M of the 9.0% Notes due 2018, $224 M of the 9.25% Notes due 2020, and $746 M of the Floating Rate Notes due 2015 with proceeds from the new $750 M 6.125% Notes due 2025 and the €550 M 4.375% EUR Notes due 2023. Additionally reflects $200 M new convertible due 2020.

Initiatives in the next 12 to 18 months enhance CEMEX’s road to investment grade

Leverage ratio(1) (Times)

5.2x (~0.5x)

(~0.3x)

(~0.1x) ~4.2x

EoY 2014 EBITDA growth Divestments FCF and other Proforma next 12-18 months initiatives leverage

Aiming to reduce leverage ratio by ~1x in 12 to 18 months

1) In accordance with the 2009 Financing Agreement and the 2012 Facilities Agreement 8

What you should expect from us

Proactively address upcoming maturities to mitigate refinancing risk and maintain a comfortable average life of debt

Continue reducing interest expense through liability management and debt reduction

Continue developing funding sources to accomplish effective mix

Enhance deleverage trajectory through existing equity linked capital structure components, while optimizing dilution costs